

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2023

Steven Arenal
Chief Executive Officer
Tenaya Group, Inc.
626 Wilshire Blvd., Suite 410
Los Angeles, CA 90017

> **Re: Tenaya Group, Inc.**
> **Form 10-12G**
> **Filed March 1, 2023**
> **File No. 000-56524**

Dear Steven Arenal:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Byron Thomas